Exhibit 12.1

TRANSDIGM HOLDING COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Predecessor				July 23, 2003 Through Sept. 30, 2003	Year Ended September 30, 2004
	Fiscal Year Ended September 30,			October 1, 2002 Through July 22, 2003
	2000	2001	2002
Earnings:
Total earnings (loss)	$10,779	$14,358	$30,629	$(69,969)	$(2,788)	$29,610
Income tax provision (benefit)	7,972	9,386	16,804	(40,701)	(2,275)	16,433

Pre Tax Earnings (loss)	18,751	23,744	47,433	(110,670)	(5,063)	46,043

Fixed charges:
Interest charges	28,563	31,926	36,538	28,224	9,567	48,936
Interest factor of operating rents	323	365	419	408	163	455

Total fixed charges	28,886	32,291	36,957	28,632	9,730	49,391

Earnings as adjusted	$47,637	$56,035	$84,390	$(82,038)	$4,667	$95,434

Ratio of earnings to fixed charges (1)	1.6	1.7	2.3	—	—	1.9

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense. Earnings were insufficient by $110,670 and $5,063 to cover fixed charges for the period October 1, 2002 through July 22, 2003 and the period July 23, 2003 through September 30, 2003, respectively.